UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                      SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                    SCIENTIFIC INDUSTRIES, INC.
                         (Name of Issuer)

                 Common Stock, $0.05 par value
                (Title of Class of Securities)

                          808757108
                        ______________
                        (CUSIP Number)

                      Joseph G. Cremonese
               c/o Scientific Industries, Inc.
                      70 Orville Drive
                    Bohemia, New York 11716

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                  With  a copy to:
Leo Silverstein, Esq., Reitler Kailas & Rosenblatt LLC,
885 Third Avenue, 20th Floor, New York, NY 10022  (212-209-3050)

                   January 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP N0.: 808757108
-----------------------------------------------------------------------
1)	NAME OF REPORTING PERSON
	JOSEPH G. CREMONESE

	I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
-----------------------------------------------------------------------
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [x]
								(b) [ ]
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3)	SEC Use Only
 ----------------------------------------------------------------------
4)	SOURCE OF FUNDS         				PF
-----------------------------------------------------------------------
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 	PURSUANT TO ITEMS 2(d) OR 2(e)           		[  ]
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6)	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.A.
-----------------------------------------------------------------------
NUMBER OF		7)	SOLE VOTING POWER		30,000
SHARES                        -----------------------------------------
BENEFICIALLY	        8)	SHARED VOTING POWER             36,597
OWNED BY    	             ------------------------------------------
EACH			9)	SOLE DISPOSITIVE POWER		30,000
REPORTING		     ------------------------------------------
PERSON WITH    	       10)	SHARED DISPOSITIVE POWER        36,597

			-----------------------------------------------
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

			66,597
-----------------------------------------------------------------------
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES 						[  ]
-----------------------------------------------------------------------
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%
-----------------------------------------------------------------------
14)	TYPE OF REPORTING PERSON  				IN
-----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

	This Statement relates to the common stock, $.05 par value (the "Common Stock") of Scientific Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 70 Orville Drive, Bohemia, New York 11716.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This statement is being filed by Mr. Joseph G. Cremonese
("Cremonese").

(b)	The business office of the Reporting Persons is c/o Scientific
Industries, Inc., 70 Orville Drive, Bohemia, New York 11716.

(c)	The principal occupation of Mr. Cremonese, the Chairman of the board of directors of the Company, is President of Laboratory Innovation Company, Ltd. which is a consultant to the Company.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cremonese is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 7, 2011, Mr. Cremonese was granted a five year stock option by the Company under its 2002 Stock Option Plan to purchase 10.000 shares at a price of $3.24 per share, market price on the date of grant as additional consideration for his consulting services to the Company.


ITEM 4. PURPOSE OF TRANSACTION

The disclosure set forth in Item 3 is hereby incorporated by reference.

Except as set forth herein, the Reporting Person does not have any present plan or proposal which relates to, or would result in any action with respect to, the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a)	As of the date hereof, (i) Mr. Cremonese beneficially owns 66,597 shares of Common Stock (which represents 5.6% of the outstanding shares of Common Stock), inclusive of the 36,597 shares of Common Stock owned jointly with his wife and 30,000 shares issuable upon exercise of options. The aforesaid percentages are calculated based upon 1,196,577 outstanding shares of Common Stock of the Company as of November 30, 2010 as reported in the Company's Proxy Statement, dated November 30, 2010, and filed on December 12, 2010.

(b)	Mr. Cremonese has the shared power to vote and dispose of 36,597 and sole power with respect to 30,000 shares of Common Stock of the Company issuable upon exercise of options.

(c)	The Reporting Persons have not effected any transactions in any shares of Common Stock of the Company during the past 60 days except the receipt of the grant of the options referred to under Item 3.

(d)	No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE COMPANY.

To the best knowledge of the Reporting Persons, there is no contract, arrangement, understanding or relationship (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

a)  Stock Option Certificate


                                     SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2011


					/s/ Joseph G. Cremonese
                                        _________________________
					Joseph G. Cremonese